SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

James D. Johnston

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-5770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,000,000	$2,727.50
*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation is based on the offer to purchase for not more than $25,000,000 in aggregate of up to 125,000 Series A Preferred Units. The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2021 equals $109.10 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Tender Offer”) by Summit Midstream Partners, LP (the “Partnership”) to purchase for cash up to $25,000,000.00 aggregate purchase price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units” or “units”).

The consideration for the Series A Preferred Units tendered and accepted for purchase pursuant to the Tender Offer will equal $200.00 per Series A Preferred Unit. Applicable withholding taxes will be deducted from payments to tendering holders. Assuming that the Tender Offer is fully subscribed, the approximate number of Series A Preferred Units that will be purchased under the Tender Offer is 125,000. If the aggregate number of Series A Preferred Units that are validly tendered and not properly withdrawn in the Tender Offer exceeds the Maximum Aggregate Purchase Price, the Series A Preferred Units that will be accepted for purchase will be subject to proration, as described in the Offer to Purchase (as defined below).

The Tender Offer shall commence on the filing date hereof and shall expire at 11:59 p.m., New York City time, on December 9, 2020 (the “Expiration Date”). The Tender Offer will be made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be supplemented and amended from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offering Documents”), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto.

The Tender Offer is conditioned on, among other things, the following: (i) holders of at least 75,000 Series A Preferred Units validly tender (and not properly withdraw) their Series A Preferred Units prior to the Expiration Date, (ii) there shall have not been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Tender Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits to us (as set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Tender Offer, (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits to us of the Tender Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, (iv) there shall have not occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs and (v) there shall have not occurred (a) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets, (b) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States, (c) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions or (d) a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption. See the section of the Offer to Purchase titled “Section 6 — Conditions to the Tender Offer” for a complete description of the conditions of the Tender Offer. The Partnership reserves the right to extend or terminate the Tender Offer if any condition of the Tender Offer is not satisfied and otherwise to amend the Tender Offer in any respect.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4 promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company and the filing person is Summit Midstream Partners, LP. The address of the Partnership’s principal executive offices is 910 Louisiana Street, Suite 4200, Houston, Texas 77002. The Partnership’s telephone number is (832) 413-4770.

(b)	Securities.

The subject class of securities is the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units. There are 237,184 Series A Preferred Units issued and outstanding as of November 9, 2020, with a liquidation preference in the amount of $1,000 per unit, plus accumulated and unpaid distributions, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Partnership.

(c)	Trading Market and Price.

The information set forth in the Offer to Purchase in the section titled “Section 7 — Price Range of Series A Preferred Units; Distributions” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Summit Midstream Partners, LP is the filing person and subject company. The business address and telephone number of the Partnership are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of Summit Midstream GP, LLC, the general partner of the Partnership (the “General Partner”). The Partnership indirectly owns the equity interest in its General Partner.

Name	Position with Summit Midstream GP, LLC
J. Heath Deneke	President and Chief Executive Officer, Chairman of the Board of Directors
Marc D. Stratton	Executive Vice President and Chief Financial Officer
James D. Johnston	Executive Vice President, General Counsel and Chief Compliance Officer
James J. Cleary	Director
Lee Jacobe	Director
Robert J. McNally	Director
Jerry L. Peters	Director
Robert M. Wohleber	Director
Marguerite Woung-Chapman	Director

The address and telephone number of each director and executive officer is: 910 Louisiana Street, Suite 4200, Houston, Texas 77002, and each person’s telephone number is (832) 413-4770.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “Section 1 — Number of Units; Per Unit Purchase Price; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer,” “Section 3 — Procedures for Tendering Series A Preferred Units; The Depository Trust Company Book-Entry Transfer Procedures,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Units and Payment of Per Unit Purchase Price,” “Section 6 — Conditions to the Tender Offer,” “Section 8 — Source and Amount of Funds,” “Section 9 — Certain Information Concerning the Partnership,” “Section 10 — Interests of Directors and Executive Officers,” “Section 13 — Material U.S. Federal Income Tax Consequences” and “Section 14 — Extension of the Tender Offer; Termination; Amendment,” as well as the information set forth in the Letter of Transmittal, are incorporated herein by reference.

(b)	Purchases.

To our knowledge, none of the directors or executive officers of our General Partner beneficially own any Series A Preferred Units, and therefore no such persons will participate in the Tender Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The terms of the common units representing limited partner interests in the Partnership (the “Common Units”) and the Series A Preferred Units are governed by (i) the Certificate of Limited Partnership of the Partnership, dated April 30, 2012, and (ii) the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated May 28, 2020.

Warrants

On May 28, 2020, we issued warrants (the “warrants”) to SMP TopCo, LLC and SMLP Holdings, LLC, affiliates of Energy Capital Partners II, LLC (the “ECP Entities”), to purchase up to an aggregate of 10,000,000 Common Units (666,667 Common Units when adjusted for the Reverse Unit Split (as defined below)). The exercise price under the warrants is $1.023 per Common Unit ($15.345 when adjusted for the Reverse Unit Split).

The warrants also provide that the Partnership file a registration statement to register the Common Units issuable upon exercise of the warrants. Such registration statement became effective on August 27, 2020. The warrants have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), and were issued, and warrants issued in the future will be issued, in reliance upon the exemption provided in Section 4(a)(2) of the 1933 Act.

Upon exercise of the warrants, each of the ECP Entities may receive, at its election, (i) a number of Common Units equal to the number of Common Units for which the warrants are being exercised, if exercising the warrant by cash payment of the exercise price; (ii) a number of Common Units equal to the product of the number of Common Units being exercised multiplied by (a) the difference between the average of the daily volume-weighted average price (“VWAP”) of the Common Units on the New York Stock Exchange (the “NYSE”) on each of the three trading days prior to the delivery of the notice of exercise (the “VWAP Average”) and the exercise price (the “VWAP Difference”), divided by (b) the VWAP Average; and/or (iii) an amount in cash, to the extent that the Partnership’s leverage ratio would be at least 0.5x less than the maximum applicable ratio set forth in the Partnership’s existing revolving credit facility, equal to the product of (a) the number of Common Units exercised and (b) the VWAP Difference, subject to certain adjustments under the warrants.

The warrants are subject to standard anti-dilution adjustments for stock dividends, stock splits (including reverse stock splits) and recapitalizations and are exercisable at any time on or before May 28, 2023. Upon exercise of the warrants, the proceeds to the holders of the warrants, whether in the form of cash or Common Units, will be capped at $2.00 per Common Units ($30.00 when adjusted for the Reverse Unit Split) above the exercise price.

SMP Holdings Term Loan Restructuring Transaction

On May 28, 2020, the Partnership acquired Summit Midstream Partners, LLC, a Delaware limited liability company (“Summit Investments”). Summit Investments is the sole member of Summit Midstream Partners Holdings, LLC (“SMP Holdings”), which owns the equity interests in our General Partner and 34,604,581 Common Units (2,306,972 Common Units when adjusted for the Reverse Unit Split). As a result of this acquisition, SMP Holdings became a subsidiary of the Partnership. SMP Holdings is the borrower under the Term Loan Agreement, dated as of March 21, 2017 (the “Term Loan”), among SMP Holdings, the lenders party thereto (the “Term Loan Lenders”) and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (the “Term Loan Agent”). The Term Loan is secured by the Common Units and the general partner interest owned by SMP Holdings and is non-recourse indebtedness to the Partnership and its other operating subsidiaries.

On September 29, 2020, SMP Holdings and the Partnership entered into the Transaction Support Agreement (the “TSA”) with an ad hoc group of Term Loan Lenders that will result in a consensual debt discharge and restructuring transaction (the “TL Restructuring”) of the full amount owed under Term Loan in exchange for (i) a cash payment of $26.5 million to the Term Loan Lenders, (ii) the execution of a strict foreclosure by the Term Loan Agent for the benefit of the Term Loan Lenders on the 34,604,581 million Common Units (2,306,972 Common Units when adjusted for the Reverse Unit Split) (the “Specified Collateral”) pledged as collateral under the Term Loan, and (iii) the payment of certain fees and expenses by the Partnership. Upon consummation of the TL Restructuring, the Term Loan will be fully satisfied and cease to exist.

The TSA provides that the Partnership will use its reasonable best efforts to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) covering resales by the holders of the 34,604,581 Common Units (2,306,972 Common Units when adjusted for the Reverse Unit Split) comprising the Specified Collateral as selling unitholders, and to have such registration statement declared effective by the SEC. The Partnership filed this registration statement on November 3, 2020, which registration statement has not yet been declared effective by the SEC. Once the registration statement is declared effective by the SEC, the TL Restructuring will close. The Common Units currently held by SMP Holdings are not considered outstanding under the terms of the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership, dated as of May 28, 2020, but will automatically become outstanding upon the transfer of these Common Units to the Term Loan Lenders pursuant to the TL Restructuring.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Purchase in the section titled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Any of the Series A Preferred Units acquired pursuant to the Tender Offer will be cancelled.

(c)	Plans.

Except for the Tender Offer, the Partnership does not have, and to the best of its knowledge is not aware of any, plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (5), (7), (8) or (10).

(6)    On April 10, 2020, the Partnership received a formal notice from the NYSE indicating noncompliance with the continued listing standard set forth in Rule 802.01C of the NYSE Listed Company Manual because the average closing price of the Common Units had fallen below $1.00 per unit over a period of 30 consecutive trading days, which is the minimum average unit price for continued listing on the NYSE. The Partnership has until December 19, 2020 to regain compliance with the minimum unit price requirement, with the possibility of extension at the discretion of the NYSE. In order to regain compliance, on the last trading day in any calendar month during the cure period, the Common Units must have: (i) a closing price of at least $1.00 per unit and (ii) an average closing price of at least $1.00 per unit over the 30 trading day period ending on the last trading day of such month.

On October 15, 2020, the Board of Directors of the General Partner authorized a reverse unit split (the “Reverse Unit Split”) of the Partnership’s Common Units. The exchange ratio of the Reverse Unit Split was 1-for-15 and became effective on November 9, 2020. The Common Units began trading on a split-adjusted basis on November 10, 2020. The Reverse Unit Split is intended to, among other things, increase the per unit trading price of the Partnership’s common units to satisfy the $1.00 minimum bid price requirement for continued listing on the NYSE.

If the Partnership fails to regain compliance with Section 802.01 of the NYSE Listed Company Manual by the end of the cure period, the Common Units will be subject to the NYSE’s suspension and delisting procedures. During this period, the Common Units will continue trading on the NYSE under its existing ticker symbol, with the addition of a suffix indicating the “below criteria” status of its Common Units, as “SMLP.BC.” If the Partnership is unable to regain compliance, the NYSE will initiate procedures to suspend and delist the Common Units.

(9)    Upon the consummation of the TL Restructuring discussed under Item 5(e) above, the Collateral Agent will execute the strict foreclosure on the 34,604,801 Common Units (2,306,972 Common Units when adjusted for the Reverse Unit Split), which will be distributed to the Term Loan Lenders on a pro rata basis.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Purchase in the section titled “Section 8 — Source and Amount of Funds” is incorporated herein by reference. Assuming the Tender Offer is fully subscribed, the Partnership expects the aggregate purchase price for the Series A Preferred Units to be approximately $25,000,000.

(b)	Conditions.

None.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

To our knowledge, none of our directors or executive officers beneficially own any Series A Preferred Units.

(b)	Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Offer to Purchase in the sections titled “Introduction”, “Section 15 — Fees and Expenses” and “Section 16 — Miscellaneous” are incorporated herein by reference. None of the Partnership, the General Partner, its Board of Directors, officers or employees or the tender and information agent is making any recommendation as to whether holders of Series A Preferred Units should tender their units for purchase in the Tender Offer.

Item 10.	Financial Statements.

(a)	Financial Information.

Not applicable.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase in the section titled “Section 12 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Other Material Information.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated November 10, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Summary Advertisement, dated November 10, 2020.

(a)(2)	Press Release, dated November 10, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on November 10, 2020).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(2)	Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(3)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMP TopCo, LLC (Incorporated herein by reference to Exhibit 10.6 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

Exhibit	Description

(d)(4)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMLP Holdings, LLC (Incorporated herein by reference to Exhibit 10.7 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(5)	Purchase Agreement, dated May 3, 2020, by and among Energy Capital Partners II, LP, Energy Capital Partners II-A, LP, Energy Capital Partners II-C (SMLP IP), LP, Energy Capital Partners II-C (Summit IP), LP, Energy Capital Partners II (Summit Co-Invest), LP and Summit Midstream Management, LLC, as contributors, SMP TopCo, LLC and SMLP Holdings, LLC, as sellers, Summit Midstream Partners, LP, as the acquiror, and, solely for certain purposes set forth therein, Summit Midstream Partners GP, LLC (Incorporated herein by reference to Exhibit 2.1 to SMLP’s Current Report on Form 8-K dated May 5, 2020 (Commission File No. 001-35666)).

(d)(6)	Term Loan Agreement, dated as of March 21, 2017, among Summit Midstream Partners Holdings, LLC, as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (Incorporated herein by reference to Exhibit 10.9 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(7)	Guarantee and Collateral Agreement, dated as of March 21, 2017, by and among Summit Midstream Partners Holdings, LLC, as grantor, Summit Midstream Partners, LLC, as pledgor and grantor and Credit Suisse AG, Cayman Islands Branch, as collateral agent (Incorporated herein by reference to Exhibit 10.10 of SMLP’s Current Report on Form 8-K filed with the SEC on June 2, 2020 (Commission File No. 001-35666)).

(d)(8)	Transaction Support Agreement, dated September 29, 2020, by and among Summit Midstream Partners Holdings, LLC, Summit Midstream Partners, LLC, Summit Midstream Partners, LP and the Initial Directing Lenders listed therein (Incorporated herein by reference to Exhibit 10.1 to SMLP’s Current Report on Form 8-K dated September 30, 2020 (Commission File No. 001-35666)).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2020

Summit Midstream Partners, LP

By:	Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer